Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell Direct Dial: 202-239-3685 E-mail: mitra.surrell@alston.com

March 29, 2016

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kimberly Browning

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 291 to the Trust’s Registration Statement on Form N-1A, filed on January 29, 2016

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on March 11, 2016, relating to Post-Effective Amendment No. 291 to the Trust’s Registration Statement on Form N-1A filed on January 29, 2016 regarding the Innealta Capital Country Rotation Fund (the “Country Fund”) and the Innealta Capital Sector Rotation Fund (the “Sector Fund,” together with the Country Fund, the “Funds”), each a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comment

Comment #1

General comment, please include standard Tandy representation language.

U.S. Securities and Exchange Commission

March 29, 2016

Response #1

We have included the language below providing that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment #2

Please provide or finalize any missing or bracketed disclosures.

Response #2

The Registrant confirms that any missing or bracketed disclosure will be finalized in the Funds’ next post-effective amendment.

Prospectus

Summary Sections – Fees and Expenses of the Funds

Comment #3

Please provide to the staff the missing information in the Fee Table, Expense Example and Portfolio Turnover prior to effectiveness. Please provide it in EDGAR correspondence.

Response #3

The Registrant confirms that blank material in the Fee Table, Expense Example and Portfolio Turnover will be populated and is provided in Exhibit A to this correspondence letter filed on EDGAR for staff review.

Comment #4

The staff requests that the Registrant acknowledge the provisions of Rule 409 under the Securities Act of 1933, as amended.

Response #4

The Registrant acknowledges the provisions of Rule 409.

U.S. Securities and Exchange Commission

March 29, 2016

Comment #5

The staff requests that the Registrant update the footnote numbers in the fee table.

Response #5

The Registrant has made the requested change.

Comment #6

Please provide disclosure that the Adviser’s ability to recover waived expenses is only permissible if the Fund is able to make the repayment without exceeding the expense limitation that was in effect at the time expenses were waived and are in effect at the time of the repayment. Further, please confirm that the recapture provision of the Adviser expense limitation agreement is limited to the lesser of the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture. This is supported by 2009 Investment Company Industry Developments Audit Risk Alert ARA-INV.73.

Response #6

The Registrant has revised the disclosure in response to your comment.  Further, the Registrant confirms that that the recapture provision of the Adviser expense limitation agreement is limited to the lesser of the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.

Comment #7

The staff notes that disclosure in Footnote 2 includes disclosures regarding short sales, swaps and derivatives. Please explain the Funds’ strategy with respect to those instruments.

Response #7

The Registrant confirms to the staff that the instruments described above are not a part of each Fund’s strategy. Footnote 2 includes a list of standard exclusions from the expense cap and tracks the language of the Funds’ Expense Limitation Agreement.

Comment #8

Please confirm in your response letter that there is no intention to terminate the fee waiver within one year of the effective date of the Registration Statement.

Response #8

The Registrant confirms that there is no intention to terminate the fee waiver within one year of the effective date of the Registration Statement.

U.S. Securities and Exchange Commission

March 29, 2016

Comment #9

Please confirm if the Expense Example was adjusted for the expense limitation agreement and if so, please add disclosure that the costs reflect a fee waiver/expense reimbursement only for the term of the operating expense limitation agreement, see Instruction 4(a) to Item 3 of Form N-1A.

Response #9

The Registrant has revised the disclosure as follows in response to your comment, the revision will also be made for the Sector Rotation Fund:

This Example is intended to help you compare the cost of investing in the Country Rotation Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Country Rotation Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Country Rotation Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through March 31, 2017. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Summary Sections - Principal Investment Strategies

Comment #10

To the extent that you make revisions please make sure that they are consistent with the Plain English requirement.

Response #10

The Registrant confirms that all revisions have been made in accordance with Plain English principals as appropriate. With respect to such disclosures in the SAI, Registrant notes that SAI disclosures are required to be “clear, concise and understandable” and believes that existing disclosures are consistent with this directive and industry practice.

Comment #11

Please revise to disclosure to reflect all the principal strategies are summarized and confirm to the staff that they are summarized. For example, need to clearly articulate what the Fund may directly invest in, including all capitalization levels.

Response #11

U.S. Securities and Exchange Commission

March 29, 2016

The Registrant confirms to the staff that for each Fund all the principal strategies are summarized and all instruments that each Fund may invest in have been clearly disclosed, including all capitalization levels. Revisions in response to the staff’s comment will be included in the Funds’ next post-effective amendment.

Comment #12

In the first sentence of the “Principal Investment Strategies” section for the Country Fund, the disclosure states “The Country Rotation Fund’s strategy is based on a proprietary tactical asset allocation model that potentially invests in . . .” Please clarify the meaning of the term “potentially”, would “normally” be a better term?

Response #12

The Registrant accepts the staff’s comment and will replace the term “potentially” with “normally” in the Funds’ next post-effective amendment.

Comment #13

In the first sentence of the “Principal Investment Strategies” section for the Country Fund, the disclosure states that the Country Fund “invests in non-U.S. country equity markets based on the specific risk/reward characteristics . . .” In this paragraph it says equity markets and in the paragraph below the disclosure discusses fixed income investments, are these direct investments? And, is it not misleading to not include fixed income in the first paragraph, is the Country Fund focused on equity markets?

Response #13

Each Fund’s current disclosure clearly states that each Fund operates as a fund of funds, investing primarily in ETFs. The Registrant will clarify that each Fund has a bias towards equity representative ETFs and will discuss fixed income representative ETFs in the first paragraph of each Funds “Principal Investment Strategies” section in the Funds’ next post-effective amendment.

Comment #14

The staff asks that the Registrant not use open ended language, for example “such as but not limited to.” Per the requirements of Item 4 and Item 9 of N-1A and with respect to the SAI Item 15(b). Please revise the disclosure to reflect what the Fund is doing exactly.

Response #14

The Registrant respectfully believes that it would be impractical and unhelpful to investors to list each and every possible security which might fall within the applicable description. Accordingly, the Registrant respectfully declines to revise the disclosure.

U.S. Securities and Exchange Commission

March 29, 2016

Comment #15

In the second paragraph for each Fund you state, “For defensive purposes, the [Fund] may be invested up to 100% in fixed income or alternative asset classes.” Please explain what you mean for “defensive purposes”, if it is temporary please add that. If it is temporary, to avoid confusion please move to its own location, its own paragraph with its own heading.

Response #15

The Registrant will clarify the disclosure in the Funds’ next post-effective amendment.

Comment #16

In the third paragraph for the Country Fund, the disclosure makes reference to the MSCI ACWI ex USA Index (USD). Please make it clear that this is the Country Fund’s benchmark.

Response #16

The Registrant accepts the staff’s comment and the change will be reflected in the Funds’ next post-effective amendment.

Comment #17

If the Funds will invest in any affiliated entities or ones that a Fund has economic control of, please summarize that in the disclosure along with all of the related risks.

Response #17

The Registrant confirms to the staff that the Funds will not invest in any affiliated entities or ones that a Fund has economic control of.

Comment #18

In Plain English please add how the adviser determines which securities to sell.

Response #18

Additional disclosure which is responsive to this comment has been included in the “Principal Investment Strategies” discussion for each Fund in the Funds’ next post-effective amendment.

Comment #19

U.S. Securities and Exchange Commission

March 29, 2016

In the first paragraph for the Sector Fund, the disclosure states “The Innealta Sector Rotation strategy is based on a proprietary tactical asset allocation model that potentially invests in U.S. sector and sub-sector (as defined by Global Industry Classification Structure (GICS) and/or similar industry-standard classification systems) . . .” Please define those other similar industry-standard classification systems. And indicate all applicable industry classification systems.

Response #19

The Registrant has revised the disclosure to remove the phrase “and/or similar industry-standard classification systems” in response to the staff’s comment. The revised disclosure is as follows:

… normally invests in U.S. sectors as defined by Global Industry Classification Structure (GICS).

Comment #20

In the second paragraph for the Sector Fund, the disclosure states “the Adviser does not anticipate investing generally more than 35% in any single sector or sub-sector equity market . . .” Please clarify what “sub-sector” means here. Please keep in mind the concentration policy.

Response #20

The Registrant confirms to the staff that the Funds adhere to their stated concentration policy and will clarify the meaning of sub-sector in the Funds’ next post-effective amendment.

Summary Sections—Principal Risks

Comment #21

For the Country Fund, please add junk bonds to the principal investment strategies section.

Response #21

The Registrant accepts the staff’s comment and the change will be reflected in the Funds’ next post-effective amendment.

Comment #22

With respect to the Funds’ investments in derivatives, the staff requested that the Registrant confirm that the derivatives disclosure for each Fund describes the specific derivative instruments, and their related risks, that the Funds will use to achieve their

U.S. Securities and Exchange Commission

March 29, 2016

investment objective.  The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010 (the “ICI Letter”).

Response #22

The Registrant confirms that the disclosure complies with the guidance of the ICI Letter.

Comment #23

Please confirm to the staff that the Funds do not engage in total return swaps or credit return swaps.

Response #23

The Registrant confirms to the staff that the Funds do not engage in total return swaps or credit return swaps.

Summary Section—Performance

Comment #24

Please explain to the staff why the MSCI ACWI ex USA Index (USD) is an appropriate benchmark for the Country Fund and the S&P 500 Total Return Index is an appropriate benchmark for the Sector Fund if each Fund can invest up to 100% in fixed income? The staff also notes that the indices capture large and mid-cap equity securities, but if the Funds can go into any cap size, why is this an appropriate index.

Response #24

The Registrant believes that the indices are appropriate as the each respective Fund’s primary benchmark because the Funds are intended to be equity-oriented products with the ability to rotate among specific equity markets and then fixed income allocations to the extent that sufficiently more attractive risk-relative return opportunities may not exist within the equity space at a given time. The Adviser believes the equity benchmarks better reflect both the return and risk profile of the Funds. Further, the Funds have a long term bias towards ETFs representative of mid- and large-cap capitalization ranges. Any deviation into small-cap securities would be tactical and short term in nature. Thus, while the each index does not perfectly fit each Fund’s strategy, each Fund has a primary

U.S. Securities and Exchange Commission

March 29, 2016

benchmark that the Adviser believes is most appropriate for its strategy and is the closest single index in the view of the Adviser.

Moreover, the Adviser has included the secondary blended benchmarks in order to reflect the fact that the Funds have the ability to invest at any point between 100% equity and 100% fixed income, but have a bias toward equity over the longer term.

Comment #25

In the footnotes to the Performance Table, the disclosure states that the Funds “have a bias toward equity over the longer term.” Please explain what this phrase means.

Response #25

The phrase means that while the Funds may be invested at any point between 100% equity and 100% fixed income, the Funds will have a preference towards investing in ETFs representative of equity securities.

Comment #26

Per Instruction 2(b) to Item 4(b) of Form N-1A, please add disclosure regarding clarification of the secondary index.

Response #26

The Registrant accepts the staff’s comment and the change will be reflected in the Funds’ next post-effective amendment.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings—Principal Investment Strategies

Comment #27

The disclosure in the Principal Investment Strategies Sections duplicates generally the Item 4 disclosure, please add further disclosure to this Section or further summarize the disclosures in the Summary Section per General Instructions to form N-1A.

Response #27

The Registrant accepts the staff’s comment and such changes will be reflected in the Funds’ next post-effective amendment.

U.S. Securities and Exchange Commission

March 29, 2016

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

Comment #28

As a general comment, please confirm that all non-principal strategies are disclosed in the Statement of Additional Information (“SAI”). Please do not duplicate in the SAI information that already appears in the Prospectus, unless needed to make the SAI understandable.

Response #28

The Registrant confirms that all non-principal strategies are disclosed in the SAI. Information which appears in the Prospectus is repeated in the SAI in order to make the disclosure clear. The Funds’ SAI provides disclosure regarding investment strategies beyond that disclosed in the Prospectus and although such disclosure may be otherwise discussed in the Prospectus, the Registrant does not believe it is precluded from providing in the SAI as well.

Comment #29

Please revise the disclosure to distinguish between the Funds’ principal and non-principal investment strategies.

Response #29

The following disclosure will be added in the Funds’ SAI:

To the extent a type of investment is not discussed in the section titled “Principal Investment Strategies” in the Funds’ Prospectus, such type of investment is not used by a Fund in executing its principal investment strategies.

Comment #30

Under the heading “Equity Securities,” the disclosure states that “Equity securities also include SPDRs (S&P Depositary Receipts, known as “Spiders”), DIAMONDS, QQQQs and a number of other exchange traded funds (“ETFs”).” Are these principal investments of the Funds? If so, please revise to include in the prospectus.

Response #30

The Registrant confirms that the instruments cited above are specific types of equity focused ETFs. This disclosure provides additional detail regarding the types of equity

U.S. Securities and Exchange Commission

March 29, 2016

 focused ETFs and equity securities that the Funds may invest in and is appropriately disclosed in the SAI.

Comment #31

Under the heading “Securities Lending,” please include a statement regarding the percentage limitation to no more than 1/3 of a Fund’s assets and specify the percentage that may be devoted to securities lending.

Please disclose the cost of securities lending is not included in the fee table. Add disclosure that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending and that the Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response #31

While the use of securities lending is not part of the Funds’ principal investment strategy, each Fund plans to participate in securities lending in order to generate additional income, which will subject the Funds to securities lending risk. Therefore, the securities lending language has been added to the Statutory Section of the Prospectus, including the related risks. The following paragraph will be added as a sub-section in the “Investment Strategies, Related Risks and Disclosure of Portfolio Holdings” main section:

The following disclosure will be added in the Funds’ Prospectus under the sub-heading “Securities Lending”:

To generate additional income, each Fund may lend its portfolio securities to qualified banks, broker-dealers and financial institutions (referred to as “borrowers”), provided that: (i) the loan is continuously secured by collateral in cash, cash equivalents, bank letters of credit or U.S. Government securities equal to at least 100% of the value of the loaned securities, and such collateral must be valued, or “marked to market,” daily (borrowers are required to furnish additional collateral to the Fund as necessary to fully cover their obligations); (ii) the loan may be recalled at any time by the Fund and the loaned securities be returned; (iii) the Fund will receive any interest, dividends or other distributions paid on the loaned securities; and (iv) the aggregate value of the loaned securities will not exceed 33 1/3% of the Fund’s total assets. The Fund generally retains part or all of the interest received on investment of the cash collateral or receives a fee from the borrower. While this practice will not impact each Fund’s principal investment strategy, it does subject the Funds to the securities lending risk described in this Prospectus.

U.S. Securities and Exchange Commission

March 29, 2016

Loans of securities involve a risk that the borrower may fail to return the securities or may fail to maintain the proper amount of collateral, which may result in a loss of money by the Fund or a delay in recovering the loaned securities. In addition, in the event of bankruptcy of the borrower, the Fund could experience delays in recovering the loaned securities or only recover cash or a security of equivalent value. Therefore, a Fund will only enter into portfolio loans after a review of all pertinent factors by the Adviser under the supervision of the Board, including the creditworthiness of the borrower and then only if the consideration to be received from such loans would justify the risk. Creditworthiness will be monitored on an ongoing basis by the Adviser. The Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if fund management has knowledge of a material vote respect to the loaned securities and each Fund will attempt to recall a loaned security to permit the exercise of voting or consent rights if the matter involved would have a material effect on the Fund’s investment in the security. The costs of securities lending are not reflected in the “Annual Fund Operating Expenses” table or “Expense Example” above.

Comment #32

Under the heading “Borrowing,” the disclosure states that “Each Fund is permitted to borrow money up to one-third of the value of its total assets.” In light of this ability to leverage please include disclosure in the Prospectus regarding the Funds’ ability to leverage. The staff notes that there is no anti-leverage restriction in the fundamental policies.

Response #32

The Registrant confirms to the staff that the use of leverage is not a part of the Funds principal investment strategies and therefore it would be misleading to include leverage disclosure in the Prospectus.

Comment #33

Throughout the documents please clarify what you mean by “permitted by the 1940 Act.”

Response #33

The Registrant confirms that all Prospectus and SAI references to legal authority are made in accordance with Plain English principals as appropriate. With respect to such disclosures in the SAI, the Registrant notes that SAI disclosures are required to be “clear, concise and understandable” and believes that existing disclosures are consistent with this directive and industry practice.

U.S. Securities and Exchange Commission

March 29, 2016

Comment #34

With respect to the Funds’ fundamental policy on borrowing, please refer to Comment #32 and revise the Funds’ fundamental policy on borrowing to include leverage and add the percentage that the Funds may engage in borrowing to the policy.

Response #34

The Registrant appreciates the staff’s comments, however the Registrant believes that the Funds’ current policy on borrowing is sufficient as required by Section 8(b) of the 1940 Act. Furthermore, Section 8 of the 1940 Act does not require a policy on leverage and a change to the Funds’ fundamental policies would require shareholder approval. Therefore, the Registrant respectfully declines the staff’s suggestion.

Comment #35

Per Section 18(f)(1) of the 1940 Act, please add language as to what a Fund will do if it exceeds the limits of borrowing.

Response #35

The Registrant has added the following disclosure under the “Borrowings” heading of the SAI:

In the event that the Fund engages in any borrowings and such borrowings exceed the limits of Section 18 of the 1940 Act, the Fund will reduce its borrowings within three days in order to comply with such limits.

Comment #36

With respect to the Funds’ fundamental policy on borrowing, the staff does not see the Fund’s policy with respect to engaging in reverse repurchase agreements. If the Funds do not engage in reverse repurchase agreements, please consider adding disclosure that the Funds do not engage in them.

Response #36

The Registrant confirms to the staff that the Funds do not engage in repurchase agreements or reverse repurchase agreements as a principal investment strategy but do reserve the right to potentially invest in them as currently disclosed in the Funds’ SAI.

Comment #37

Please revise the Funds’ fundamental concentration policy to provide for the Fund’s concentration in a “group of industries.”

U.S. Securities and Exchange Commission

March 29, 2016

Response #37

This language is part of a fundamental investment policy of the Fund, which may only be changed with shareholder approval. The Registrant appreciates the staff’s comment but respectfully declines to make the change requested. The staff’s views on industry concentration were discussed in Guide 19 to Form N-1A, adopted by the SEC when it first adopted Form N-1A to assist registrants in the form’s preparation, in which industry concentration is defined as an investment of more than twenty-five (25) percent of the value of a fund’s assets in any single industry. Consequently, the Registrant believes the reference to an “industry” is appropriate. See Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983) (“Form N-1A Adopting Release”).

Comment #38

If a Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please disclose this non-fundamental policy and state fully how and when the Fund will engage in those policies. Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowing. We note that any such amount should not exceed one-third of a Fund’s total assets. See Section 18 of the 1940 Act. See also Salomon Brothers (pub. avail. May 4, 1975).

Response #38

The Registrant confirms to the staff that the Funds do not intend to pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure borrowings.

U.S. Securities and Exchange Commission

March 29, 2016

***

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell

U.S. Securities and Exchange Commission

March 29, 2016

Exhibit A

Country Fund

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Country Rotation Fund.

Shareholder Fees (fees paid directly from your investment)	Class N	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the original offering price)	None	None
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.00%
Other Expenses	0.78%	0.77%
Acquired Fund Fees and Expenses(1)	0.39%	0.39%
Total Annual Fund Operating Expenses	2.42%	2.16%
Fee Waiver/Expense Reimbursement	(0.54)%	(0.53)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)	1.88%	1.63%

(1)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Country Rotation Fund and is not a direct expense incurred by the Country Rotation Fund or deducted from the Country Rotation Fund assets. Since this number does not represent a direct operating expense of the Country Rotation Fund, the operating expenses set forth in the Country Rotation Fund’s financial highlights do not include this figure.
(2)	Pursuant to an operating expense limitation agreement between Al Frank Asset Management, Inc. (the Innealta Capital division) (the “Adviser”) and the Country Rotation Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Country Rotation Fund to ensure that Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred sales loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) for the Country Rotation Fund do not exceed 1.49%, and 1.24%,of the Fund’s average net assets, for Class N and Class I shares, respectively, through March 31, 2017. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the operating expense limitation agreement in future years on a rolling three year basis, as long as the reimbursement does not cause the Fund’s annual operating expenses to exceed the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.

Example. This Example is intended to help you compare the cost of investing in the Country Rotation Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Country Rotation Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through March 31, 2017. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years	Five Years	Ten Years

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March 29, 2016

Class N	$191	$703	$1,242	$2,715
Class I	$166	$625	$1,111	$2,451

Portfolio Turnover. The Country Rotation Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the Example, affect the Country Rotation Fund’s performance. During the most recent fiscal year, the Country Rotation Fund’s portfolio turnover rate was 137% of the average value of the portfolio.

Sector Fund

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Sector Rotation Fund.

Shareholder Fees (fees paid directly from your investment)	Class N	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the original offering price)	None	None
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.00%
Other Expenses	1.13%	1.13%
Acquired Fund Fees and Expenses(1)	0.26%	0.26%
Total Annual Fund Operating Expenses	2.64%	2.39%
Fee Waiver/Expense Reimbursement	(0.89)%	(0.89)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)	1.75%	1.50%

(1)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Sector Rotation Fund and is not a direct expense incurred by the Sector Rotation Fund or deducted from the Sector Rotation Fund assets. Since this number does not represent a direct operating expense of the Sector Rotation Fund, the operating expenses set forth in the Sector Rotation Fund’s financial highlights do not include this figure.
(2)	Pursuant to an operating expense limitation agreement between Al Frank Asset Management, Inc. (the Innealta Capital division) (the “Adviser”) and the Sector Rotation Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Sector Rotation Fund to ensure that Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred sales loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) for the Sector Rotation Fund do not exceed 1.49%, and 1.24%,of the Fund’s average net assets, for Class N and Class I shares, respectively, through March 31, 2017. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the operating expense limitation agreement in future years on a rolling three year basis, as long as the reimbursement does not cause the Fund’s annual operating expenses to exceed the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.

U.S. Securities and Exchange Commission

March 29, 2016

Example. This Example is intended to help you compare the cost of investing in the Sector Rotation Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Sector Rotation Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Sector Rotation Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through March 31, 2017. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years

Class N	$178	$736	$1,321	$2,908
Class I	$153	$660	$1,195	$2,658

Portfolio Turnover. The Sector Rotation Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Sector Rotation Fund shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Sector Rotation Fund’s portfolio turnover rate was 153% of the average value of the portfolio.